Credit Suisse (Bank) Financial Statements 6M13

Credit Suisse (Bank) Financial Statements 6M13
Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Trading assets and liabilities
Note 14 Investment securities
Note 15 Loans, allowance for loan losses and credit quality
Note 16 Other assets and other liabilities
Note 17 Long-term debt
Note 18 Accumulated other comprehensive income
Note 19 Offsetting of financial assets and financial liabilities
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged and collateral
Note 28 Litigation

Report of Independent Registered Public Accounting Firm

to the Board of Directors of

Credit Suisse AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2013 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2013 and 2012. These condensed consolidated financial statements are the responsibility of the Bank's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2012, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 22, 2013, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2012, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder                Anthony Anzevino

Licensed Audit Expert   Global Lead Partner

Zurich, Switzerland

July 31, 2013

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)

in	6M13	6M12
Consolidated statements of operations (CHF million)
Interest and dividend income	10,772	12,061
Interest expense	(6,494)	(8,785)
Net interest income	4,278	3,276
Commissions and fees	6,840	6,158
Trading revenues	2,164	1,441
Other revenues	660	1,162
Net revenues	13,942	12,037
Provision for credit losses	37	32
Compensation and benefits	5,923	6,691
General and administrative expenses	3,694	3,320
Commission expenses	935	860
Total other operating expenses	4,629	4,180
Total operating expenses	10,552	10,871
Income before taxes	3,353	1,134
Income tax expense	939	277
Net income	2,414	857
Net income attributable to noncontrolling interests	535	288
Net income attributable to shareholder	1,879	569

Consolidated statements of comprehensive income (unaudited)

in	6M13	6M12
Comprehensive income (CHF million)
Net income/(loss)	2,414	857
Gains/(losses) on cash flow hedges	(17)	1
Foreign currency translation	768	(113)
Unrealized gains/(losses) on securities	(10)	122
Actuarial gains/(losses)	28	26
Other comprehensive income/(loss), net of tax	769	36
Comprehensive income	3,183	893
Comprehensive income attributable to noncontrolling interests	765	331
Comprehensive income attributable to shareholders	2,418	562

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)

end of	6M13	2012
Assets (CHF million)
Cash and due from banks	57,529	61,376
of which reported at fair value	386	569
of which reported from consolidated VIEs	1,592	1,750
Interest-bearing deposits with banks	2,308	3,719
of which reported at fair value	396	627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,395	183,446
of which reported at fair value	99,972	113,664
of which reported from consolidated VIEs	1,336	117
Securities received as collateral, at fair value	21,675	30,045
of which encumbered	17,100	17,767
Trading assets, at fair value	246,012	256,602
of which encumbered	68,048	70,948
of which reported from consolidated VIEs	3,850	4,697
Investment securities	2,072	1,939
of which reported at fair value	2,072	1,939
of which reported from consolidated VIEs	175	23
Other investments	11,430	11,816
of which reported at fair value	8,507	8,892
of which reported from consolidated VIEs	2,196	2,289
Net loans	229,743	227,498
of which reported at fair value	19,569	20,000
of which encumbered	568	535
of which reported from consolidated VIEs	4,566	6,053
allowance for loan losses	(713)	(721)
Premises and equipment	5,260	5,416
of which reported from consolidated VIEs	528	546
Goodwill	7,676	7,510
Other intangible assets	237	243
of which reported at fair value	39	43
Brokerage receivables	72,246	45,768
Other assets	72,633	72,782
of which reported at fair value	38,138	37,259
of which encumbered	674	1,495
of which reported from consolidated VIEs	15,409	14,508
Total assets	902,216	908,160

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)

end of	6M13	2012
Liabilities and equity (CHF million)
Due to banks	29,554	30,574
of which reported at fair value	1,916	3,431
Customer deposits	316,482	297,690
of which reported at fair value	3,588	4,626
of which reported from consolidated VIEs	167	247
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	99,073	132,721
of which reported at fair value	79,443	108,784
Obligation to return securities received as collateral, at fair value	21,675	30,045
Trading liabilities, at fair value	89,943	91,091
of which reported from consolidated VIEs	106	125
Short-term borrowings	20,976	14,838
of which reported at fair value	5,620	4,513
of which reported from consolidated VIEs	4,450	5,779
Long-term debt	132,789	146,997
of which reported at fair value	63,343	64,774
of which reported from consolidated VIEs	15,450	14,532
Brokerage payables	91,404	64,676
Other liabilities	55,863	57,367
of which reported at fair value	23,698	26,799
of which reported from consolidated VIEs	1,140	1,164
Total liabilities	857,759	865,999
Common shares / Participation certificates	4,400	4,400
Additional paid-in capital	28,212	28,686
Retained earnings	15,392	13,637
Accumulated other comprehensive income/(loss)	(11,417)	(11,956)
Total shareholder's equity	36,587	34,767
Noncontrolling interests	7,870	7,394
Total equity	44,457	42,161

Total liabilities and equity	902,216	908,160

end of	6M13	2012
Additional share information
Par value (CHF)	100.00	100.00
Issued shares	43,996,652	43,996,652
Shares outstanding [1]	43,996,652	43,996,652
1
The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders
	Common shares/ Participa- tion certi- ficates	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity
6M13 (CHF million)
Balance at beginning of period	4,400	28,686		13,637	0		(11,956)	34,767	7,394	42,161
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(606)	(606)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	333	333
Net income	–	–		1,879	–		–	1,879	535	2,414
Total other comprehensive income/(loss), net of tax	–	–		–	–		539	539	230	769
Share-based compensation, net of tax	–	(381)	[4]	–	–		–	(381)	(1)	(382)
Dividends on share-based compensation, net of tax	–	(88)		–	–		–	(88)	–	(88)
Dividends paid	–	–		(124)	–		–	(124)	(23)	(147)
Changes in redeemable noncontrolling interests	–	(5)		–	–		–	(5)	–	(5)
Changes in scope of consolidation, net	–	–		–	–		–	–	8	8
Balance at end of period	4,400	28,212		15,392	0		(11,417)	36,587	7,870	44,457
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a net tax charge of CHF 11 million from the excess recognized compensation expense over fair value of shares delivered.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity
6M12 (CHF million)
Balance at beginning of period	4,400	24,134	11,824	0	(10,955)	29,403	8,948	38,351
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	252	–	–	–	252	(86)	166
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(331)	(331)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	131	131
Net income	–	–	569	–	–	569	288	857
Total other comprehensive income/(loss), net of tax	–	–	–	–	(7)	(7)	43	36
Share-based compensation, net of tax	–	(209)	–	–	–	(209)	(2)	(211)
Dividends on share-based compensation, net of tax	–	(53)	–	–	–	(53)	–	(53)
Dividends paid	–	–	(150)	–	–	(150)	(25)	(175)
Changes in redeemable noncontrolling interests	–	(6)	–	–	–	(6)	–	(6)
Changes in scope of consolidation, net	–	–	–	–	–	–	121	121
Other	–	–	(15)	–	–	(15)	–	(15)
Balance at end of period	4,400	24,118	12,228	0	(10,962)	29,784	9,087	38,871

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)

in	6M13	6M12
Operating activities of continuing operations (CHF million)
Net income	2,414	857
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	663	611
Provision for credit losses	37	32
Deferred tax provision	616	(65)
Share of net income from equity method investments	139	49
Trading assets and liabilities, net	13,675	(13,363)
(Increase)/decrease in other assets	(22,959)	(6,377)
Increase/(decrease) in other liabilities	22,179	6,659
Other, net	(2,187)	1,554
Total adjustments	12,163	(10,900)
Net cash provided by/(used in) operating activities of continuing operations	14,577	(10,043)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	1,559	(269)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14,007	10,355
Purchase of investment securities	(212)	(25)
Proceeds from sale of investment securities	36	339
Maturities of investment securities	39	106
Investments in subsidiaries and other investments	(639)	(615)
Proceeds from sale of other investments	1,348	1,056
(Increase)/decrease in loans	(1,774)	(5,385)
Proceeds from sales of loans	484	522
Capital expenditures for premises and equipment and other intangible assets	(436)	(664)
Proceeds from sale of premises and equipment and other intangible assets	8	8
Other, net	(2)	2,031
Net cash provided by/(used in) investing activities of continuing operations	14,418	7,459

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)

in	6M13	6M12
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	14,821	(3,007)
Increase/(decrease) in short-term borrowings	5,896	(7,814)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(37,364)	11,587
Issuances of long-term debt	17,017	18,994
Repayments of long-term debt	(33,087)	(27,439)
Dividends paid	(147)	(176)
Excess tax benefits related to share-based compensation	0	14
Other, net	(1,094)	(850)
Net cash provided by/(used in) financing activities of continuing operations	(33,958)	(8,691)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	1,116	(199)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(3,847)	(11,474)

Cash and due from banks at beginning of period	61,376	111,224
Cash and due from banks at end of period	57,529	99,750

Supplemental cash flow information (unaudited)

in	6M13	6M12
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	439	478
Cash paid for interest	6,436	8,538
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	2,418
Fair value of liabilities assumed	0	2,418

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited

Note 1 Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2012, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2012 (Credit Suisse Annual Report 2012).
> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for a description of the Bank’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for a complete description of recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 for the most recently adopted accounting standards and standards to be adopted in future periods.

The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

Note 3 Business developments and subsequent events
On July 1, 2013, the sale of Credit Suisse's exchange-traded funds business to BlackRock was completed. Related gains of approximately CHF 140 million will be recognized in 3Q13.
In April 2013, Credit Suisse announced an agreement to sell Strategic Partners, Credit Suisse’s dedicated secondary private equity business, to Blackstone. The transaction is expected to close by the end of 3Q13.
In March 2013, Credit Suisse announced that it signed an agreement to acquire Morgan Stanley’s private wealth management businesses in Europe, Middle East and Africa, excluding Switzerland. The businesses with a total of over USD 13.0 billion of assets under management as of the announcement date are based in the UK, Italy and Dubai, serving predominantly international ultra-high-net-worth individual and high-net-worth individual clients across Europe. The acquisition is structured as an asset purchase for the businesses involved. Subject to satisfying certain closing conditions, the acquisition is scheduled to close later in 2013.
In March 2013, Credit Suisse signed an agreement to sell JO Hambro, a London-based investment management boutique, offering discretionary portfolio management services for some of Credit Suisse’s domestic high-net-worth individual clients in the UK. The transaction is expected to close in 3Q13.

Note 4 Discontinued operations
The Bank did not discontinue any material operations in 6M13.

Note 5 Segment information

Overview

For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking & Wealth Management. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M13 and 6M12 were CHF 121 million and CHF 144 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 328 million and CHF 347 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2013 and December 31, 2012 were CHF 25.7 billion and CHF 25.8 billion, respectively.
> Refer to “Note 5 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 for further information.

Net revenues and income before taxes
in	6M13	6M12
Net revenues (CHF million)
Private Banking & Wealth Management	6,709	6,873
Investment Banking	7,345	6,710
Adjustments [1,2]	(112)	(1,546)
Net revenues	13,942	12,037
Income/(loss) before taxes (CHF million)
Private Banking & Wealth Management	1,798	1,928
Investment Banking	2,054	1,221
Adjustments [1,3]	(499)	(2,015)
Income before taxes	3,353	1,134
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

2
Includes noncontrolling interest-related revenues of CHF 229 million and CHF 229 million in 6M13 and 6M12, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

3
Includes noncontrolling interest income of CHF 210 million and CHF 203 million in 6M13 and 6M12, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	6M13	2012
Total assets (CHF million)
Private Banking & Wealth Management	279,340	275,683
Investment Banking	561,980	563,758
Adjustments [1]	60,896	68,719
Total assets	902,216	908,160
Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior period has been reclassified to conform to the current presentation.
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Note 6 Net interest income
in	6M13	6M12
Net interest income (CHF million)
Loans	2,137	2,171
Investment securities	16	36
Trading assets	6,130	7,088
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,376	1,558
Other	1,113	1,208
Interest and dividend income	10,772	12,061
Deposits	(506)	(730)
Short-term borrowings	(33)	(36)
Trading liabilities	(3,098)	(4,552)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(733)	(897)
Long-term debt	(2,003)	(2,417)
Other	(121)	(153)
Interest expense	(6,494)	(8,785)
Net interest income	4,278	3,276

Note 7 Commissions and fees
in	6M13	6M12
Commissions and fees (CHF million)
Lending business	910	652
Investment and portfolio management	1,998	1,943
Other securities business	50	17
Fiduciary business	2,048	1,960
Underwriting	898	722
Brokerage	2,154	1,869
Underwriting and brokerage	3,052	2,591
Other services	830	955
Commissions and fees	6,840	6,158

Note 8 Trading revenues
in	6M13	6M12
Trading revenues (CHF million)
Interest rate products	595	411
Foreign exchange products	897	481
Equity/index-related products	479	932
Credit products	(44)	(828)
Commodity, emission and energy products	191	88
Other products	46	357
Total	2,164	1,441
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Note 9 Other revenues
in	6M13	6M12
Other revenues (CHF million)
Noncontrolling interests without significant economic interest	249	214
Loans held-for-sale	(3)	(19)
Long-lived assets held-for-sale	(22)	(5)
Equity method investments	60	58
Other investments	102	350
Other	274	564
Other revenues	660	1,162

Note 10 Provision for credit losses
in	6M13	6M12
Provision for credit losses (CHF million)
Provision for loan losses	32	23
Provision for lending-related and other exposures	5	9
Provision for credit losses	37	32

Note 11 Compensation and benefits
in	6M13	6M12
Compensation and benefits (CHF million)
Salaries and variable compensation	4,996	5,731
Social security	443	456
Other [1]	484	504
Compensation and benefits [2]	5,923	6,691
1 Includes pension and other post-retirement expense of CHF 319 million and CHF 383 million in 6M13 and 6M12, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 144 million and CHF 168 million as of 6M13 and 6M12, respectively.

Note 12 General and administrative expenses
in	6M13	6M12
General and administrative expenses (CHF million)
Occupancy expenses	567	581
IT, machinery, etc.	760	708
Provisions and losses	443	72
Travel and entertainment	176	185
Professional services	901	886
Amortization and impairment of other intangible assets	13	14
Other	834	874
General and administrative expenses	3,694	3,320

Note 13 Trading assets and liabilities
end of	6M13	2012
Trading assets (CHF million)
Debt securities	116,924	135,814
Equity securities [1]	78,368	74,945
Derivative instruments [2]	39,329	33,416
Other	11,391	12,427
Trading assets	246,012	256,602
Trading liabilities (CHF million)
Short positions	49,244	51,501
Derivative instruments [2]	40,699	39,590
Trading liabilities	89,943	91,091
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	6M13	2012
Cash collateral – netted (CHF million) [1]
Cash collateral paid	31,566	36,715
Cash collateral received	28,027	33,274
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	10,215	10,904
Cash collateral received	13,043	12,224
1 Recorded as cash collateral netting on derivative instruments in Note 19 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 16 – Other assets and other liabilities.

Note 14 Investment securities
end of	6M13	2012
Investment securities (CHF million)
Securities available-for-sale	2,072	1,939
Total investment securities	2,072	1,939

Investment securities by type
	6M13				2012
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
6M13 (CHF million)
Debt securities issued by foreign governments	1,309	45	0	1,354	1,288	67	0	1,355
Corporate debt securities	446	0	0	446	465	0	0	465
Collateralized debt obligations	174	1	0	175	23	1	0	24
Debt securities available-for-sale	1,929	46	0	1,975	1,776	68	0	1,844
Banks, trust and insurance companies	75	16	0	91	73	14	0	87
Industry and all other	6	0	0	6	8	0	0	8
Equity securities available-for-sale	81	16	0	97	81	14	0	95
Securities available-for-sale	2,010	62	0	2,072	1,857	82	0	1,939

There were no unrealized losses on investment securities in 6M13 and 2012. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	6M13		6M12
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	27	9	9	330
Realized gains	0	0	1	154

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
6M13 (CHF million)
Due within 1 year	978	979	2.93
Due from 1 to 5 years	678	716	3.36
Due from 5 to 10 years	243	243	0.55
Due after 10 years	30	37	4.48
Total debt securities	1,929	1,975	2.81

Note 15 Loans, allowance for loan losses and credit quality
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 and “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

Loans
end of	6M13	2012
Loans (CHF million)
Mortgages	79,844	78,328
Loans collateralized by securities	30,206	27,248
Consumer finance	4,414	3,931
Consumer	114,464	109,507
Real estate	24,359	24,133
Commercial and industrial loans	60,293	59,518
Financial institutions	28,425	32,627
Governments and public institutions	3,064	2,555
Corporate and institutional loans	116,141	118,833
Gross loans	230,605	228,340
of which held at amortized cost	211,036	208,340
of which held at fair value	19,569	20,000
Net (unearned income)/deferred expenses	(149)	(121)
Allowance for loan losses	(713)	(721)
Net loans	229,743	227,498
Gross loans by location (CHF million)
Switzerland	133,599	135,439
Foreign	97,006	92,901
Gross loans	230,605	228,340
Impaired loan portfolio (CHF million)
Non-performing loans	690	637
Non-interest-earning loans	279	281
Total non-performing and non-interest-earning loans	969	918
Restructured loans	20	30
Potential problem loans	379	450
Total other impaired loans	399	480
Gross impaired loans	1,368	1,398

Allowance for loan losses and gross loans held at amortized cost by portfolio
	6M13			6M12
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	143	578	721	159	563	722
Net movements recognized in statements of operations	3	29	32	21	2	23
Gross write-offs	(17)	(82)	(99)	(20)	(34)	(54)
Recoveries	10	24	34	12	16	28
Net write-offs	(7)	(58)	(65)	(8)	(18)	(26)
Provisions for interest	2	10	12	3	7	10
Foreign currency translation impact and other adjustments, net	4	9	13	(2)	15	13
Balance at end of period	145	568	713	173	569	742
of which individually evaluated for impairment	115	412	527	146	404	550
of which collectively evaluated for impairment	30	156	186	27	165	192
Gross loans held at amortized cost (CHF million)
Balance at end of period	114,453	96,583	211,036	107,914	97,053	204,967
of which individually evaluated for impairment [1]	384	984	1,368	398	1,028	1,426
of which collectively evaluated for impairment	114,069	95,599	209,668	107,516	96,025	203,541
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	6M13			6M12
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	2,115	2,115	348	3,361	3,709
Reclassifications from loans held-for-sale [2]	0	106	106	0	85	85
Reclassifications to loans held-for-sale [3]	0	308	308	0	816	816
Sales [3]	0	187	187	0	707	707
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
6M13 (CHF million)
Mortgages	298	2,111	15,630	48,606	12,281	721	42	3	0	152	79,844
Loans collateralized by securities	237	443	2,689	24,653	2,043	38	7	0	0	96	30,206
Consumer finance	0	50	233	3,333	660	21	0	0	0	106	4,403
Consumer	535	2,604	18,552	76,592	14,984	780	49	3	0	354	114,453
Real estate	273	742	3,442	12,199	6,701	349	3	0	0	81	23,790
Commercial and industrial loans	188	639	1,737	20,486	21,652	3,434	318	0	20	732	49,206
Financial institutions	2,206	2,062	9,382	5,877	1,879	740	1	0	0	115	22,262
Governments and public institutions	36	249	163	428	124	88	237	0	0	0	1,325
Corporate and institutional loans	2,703	3,692	14,724	38,990	30,356	4,611	559	0	20	928	96,583
Gross loans held at amortized cost	3,238	6,296	33,276	115,582	45,340	5,391	608	3	20	1,282	211,036
Value of collateral [1]	2,851	4,640	24,500	105,456	38,712	3,247	161	3	10	691	180,271
2012 (CHF million)
Mortgages	378	708	11,277	51,295	14,088	413	8	8	0	153	78,328
Loans collateralized by securities	79	57	944	23,289	2,686	91	6	1	0	95	27,248
Consumer finance	0	6	98	3,171	473	18	0	0	1	152	3,919
Consumer	457	771	12,319	77,755	17,247	522	14	9	1	400	109,495
Real estate	258	367	2,039	13,397	7,519	159	0	0	0	50	23,789
Commercial and industrial loans	214	307	1,442	21,079	21,319	3,268	203	1	40	676	48,549
Financial institutions	2,288	2,086	12,490	5,168	2,555	381	0	33	14	147	25,162
Governments and public institutions	68	34	324	464	125	101	229	0	0	0	1,345
Corporate and institutional loans	2,828	2,794	16,295	40,108	31,518	3,909	432	34	54	873	98,845
Gross loans held at amortized cost	3,285	3,565	28,614	117,863	48,765	4,431	446	43	55	1,273	208,340
Value of collateral [1]	2,899	2,577	18,358	107,275	40,170	2,835	170	43	4	664	174,995
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
6M13 (CHF million)
Mortgages	79,538	135	11	6	154	306	79,844
Loans collateralized by securities	29,947	119	41	3	96	259	30,206
Consumer finance	3,929	368	28	46	32	474	4,403
Consumer	113,414	622	80	55	282	1,039	114,453
Real estate	23,548	155	4	2	81	242	23,790
Commercial and industrial loans	48,218	452	56	135	345	988	49,206
Financial institutions	21,694	433	15	1	119	568	22,262
Governments and public institutions	1,324	1	0	0	0	1	1,325
Corporate and institutional loans	94,784	1,041	75	138	545	1,799	96,583
Gross loans held at amortized cost	208,198	1,663	155	193	827	2,838	211,036
2012 (CHF million)
Mortgages	78,023	154	14	10	127	305	78,328
Loans collateralized by securities	26,919	220	3	3	103	329	27,248
Consumer finance	3,508	314	33	26	38	411	3,919
Consumer	108,450	688	50	39	268	1,045	109,495
Real estate	23,634	106	2	2	45	155	23,789
Commercial and industrial loans	47,406	640	22	136	345	1,143	48,549
Financial institutions	24,929	53	2	34	144	233	25,162
Governments and public institutions	1,310	35	0	0	0	35	1,345
Corporate and institutional loans	97,279	834	26	172	534	1,566	98,845
Gross loans held at amortized cost	205,729	1,522	76	211	802	2,611	208,340

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
6M13 (CHF million)
Mortgages	149	8	157	0	21	21	178
Loans collateralized by securities	21	76	97	0	1	1	98
Consumer finance	100	7	107	0	1	1	108
Consumer	270	91	361	0	23	23	384
Real estate	82	2	84	0	11	11	95
Commercial and industrial loans	241	150	391	20	344	364	755
Financial institutions	97	36	133	0	1	1	134
Corporate and institutional loans	420	188	608	20	356	376	984
Gross impaired loans	690	279	969	20	379	399	1,368
2012 (CHF million)
Mortgages	125	9	134	0	39	39	173
Loans collateralized by securities	18	74	92	0	3	3	95
Consumer finance	143	10	153	0	1	1	154
Consumer	286	93	379	0	43	43	422
Real estate	42	4	46	0	15	15	61
Commercial and industrial loans	251	146	397	30	327	357	754
Financial institutions	58	38	96	0	65	65	161
Corporate and institutional loans	351	188	539	30	407	437	976
Gross impaired loans	637	281	918	30	450	480	1,398

Gross impaired loan detail
	6M13			2012
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	169	161	15	149	141	16
Loans collateralized by securities	71	67	58	68	66	53
Consumer finance	90	88	42	129	125	47
Consumer	330	316	115	346	332	116
Real estate	95	91	17	58	54	18
Commercial and industrial loans	742	698	314	627	592	306
Financial institutions	132	130	81	157	154	92
Corporate and institutional loans	969	919	412	842	800	416
Gross impaired loans with a specific allowance	1,299	1,235	527	1,188	1,132	532
Mortgages	9	9	–	24	24	–
Loans collateralized by securities	27	27	–	27	27	–
Consumer finance	18	18	–	25	25	–
Consumer	54	54	–	76	76	–
Real estate	0	0	–	3	3	–
Commercial and industrial loans	13	13	–	127	128	–
Financial institutions	2	2	–	4	4	–
Corporate and institutional loans	15	15	–	134	135	–
Gross impaired loans without specific allowance	69	69	–	210	211	–
Gross impaired loans	1,368	1,304	527	1,398	1,343	532
of which consumer loans	384	370	115	422	408	116
of which corporate and institutional loans	984	934	412	976	935	416

Gross impaired loan detail (continued)
	6M13			6M12
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	149	1	1	149	1	1
Loans collateralized by securities	71	1	0	68	1	0
Consumer finance	99	0	0	132	2	2
Consumer loans	319	2	1	349	4	3
Real estate	63	0	0	35	0	0
Commercial and industrial loans	700	3	3	563	2	1
Financial institutions	145	0	0	201	1	1
Governments and public institutions	0	0	0	6	0	0
Corporate and institutional loans	908	3	3	805	3	2
Gross impaired loans with a specific allowance	1,227	5	4	1,154	7	5
Mortgages	26	0	0	31	0	0
Loans collateralized by securities	27	0	0	1	0	0
Consumer finance	29	0	0	36	0	0
Consumer loans	82	0	0	68	0	0
Real estate	7	0	0	17	0	0
Commercial and industrial loans	103	0	0	215	2	2
Financial institutions	3	0	0	11	0	0
Corporate and institutional loans	113	0	0	243	2	2
Gross impaired loans without specific allowance	195	0	0	311	2	2
Gross impaired loans	1,422	5	4	1,465	9	7
of which consumer loans	401	2	1	417	4	3
of which corporate and institutional loans	1,021	3	3	1,048	5	4

Note 16 Other assets and other liabilities
end of	6M13	2012
Other assets (CHF million)
Cash collateral on derivative instruments	10,215	10,904
Cash collateral on non-derivative transactions	1,905	1,995
Derivative instruments used for hedging	2,358	3,913
Assets held-for-sale	23,763	20,343
of which loans	23,284	19,894
of which real estate	478	442
Assets held for separate accounts	12,032	13,414
Interest and fees receivable	5,705	5,845
Deferred tax assets	6,580	7,094
Prepaid expenses	800	532
Failed purchases	3,131	2,699
Other	6,144	6,043
Other assets	72,633	72,782
Other liabilities (CHF million)
Cash collateral on derivative instruments	13,043	12,224
Cash collateral on non-derivative transactions	1,957	1,246
Derivative instruments used for hedging	722	1,114
Provisions [1]	1,240	1,348
of which off-balance sheet risk	64	59
Liabilities held for separate accounts	12,032	13,414
Interest and fees payable	7,459	6,556
Current tax liabilities	805	811
Deferred tax liabilities	88	103
Failed sales	2,944	4,336
Other	15,573	16,215
Other liabilities	55,863	57,367
1 Includes provisions for bridge commitments.

Note 17 Long-term debt
end of	6M13	2012
Long-term debt (CHF million)
Senior	99,142	112,123
Subordinated	18,197	20,342
Non-recourse liabilities from consolidated VIEs	15,450	14,532
Long-term debt	132,789	146,997
of which reported at fair value	63,343	64,774

Structured notes by product
end of	6M13	2012
Structured notes (CHF million)
Equity	21,946	23,761
Fixed income	6,072	6,559
Emerging markets [1]	2,126	3,304
Credit	2,643	1,893
Other	1,534	1,122
Total structured notes	34,321	36,639
1 Transactions where the return is based on a referenced underlying or counterparty specific to emerging markets.

Note 18 Accumulated other comprehensive income
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income
6M13 (CHF million)
Balance at beginning of period	7	(11,349)	53	(670)	3	(11,956)
Increase/(decrease)	(17)	492	(10)	0	0	465
Reclassification adjustments, included in net income	0	46	0	28	0	74
Total increase/(decrease)	(17)	538	(10)	28	0	539
Balance at end of period	(10)	(10,811)	43	(642)	3	(11,417)
6M12 (CHF million)
Balance at beginning of period	0	(10,326)	96	(729)	4	(10,955)
Increase/(decrease)	1	(157)	256	(1)	0	99
Reclassification adjustments, included in net income	0	1	(134)	27	0	(106)
Total increase/(decrease)	1	(156)	122	26	0	(7)
Balance at end of period	1	(10,482)	218	(703)	4	(10,962)

Details on significant reclassification adjustments
in	6M13
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries [1]	46
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	44
Tax expense/(benefit)	(16)
Net of tax	28
1
Reflects a net impairment provision of CHF 46 million on the sale of JO Hambro which is expected to settle in 3Q13. Upon settlement, a further estimated CHF 34 million is expected to be reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total pension costs. Refer to "Note 22 – Pension and other post-retirement benefits" for further information.

Note 19 Offsetting of financial assets and financial liabilities
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 for further information.

Offsetting of derivatives
	6M13		2012
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforcable master netting agreements (CHF billion)
OTC-cleared	285.7	285.0	365.3	365.4
OTC	254.2	244.8	337.7	327.9
Exchange-traded	0.3	0.1	0.2	0.2
Interest rate products	540.2	529.9	703.2	693.5
OTC	65.3	75.7	60.4	73.2
Exchange-traded	0.1	0.1	0.0	0.0
Foreign exchange products	65.4	75.8	60.4	73.2
OTC	16.5	17.3	12.7	15.2
Exchange-traded	16.0	16.9	13.7	14.1
Equity/index-related products	32.5	34.2	26.4	29.3
OTC-cleared	3.5	3.3	3.0	2.7
OTC	25.1	25.3	27.1	26.8
Credit derivatives	28.6	28.6	30.1	29.5
OTC	6.8	7.3	5.7	5.5
Exchange-traded	1.3	1.6	1.7	1.7
Other products	8.1	8.9	7.4	7.2
OTC-cleared	289.2	288.3	368.3	368.1
OTC	367.9	370.4	443.6	448.6
Exchange-traded	17.7	18.7	15.6	16.0
Total gross derivatives subject to enforceable master netting agreements	674.8	677.4	827.5	832.7
Offsetting (CHF billion)
OTC-cleared	(286.1)	(286.1)	(367.2)	(367.5)
OTC	(343.7)	(347.3)	(418.6)	(421.7)
Exchange-traded	(16.9)	(16.9)	(14.2)	(14.2)
Offsetting	(646.7)	(650.3)	(800.0)	(803.4)
of which counterparty netting	(618.7)	(618.7)	(766.7)	(766.7)
of which cash collateral netting	(28.0)	(31.6)	(33.3)	(36.7)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	3.1	2.2	1.1	0.6
OTC	24.2	23.1	25.0	26.9
Exchange-traded	0.8	1.8	1.4	1.8
Total net derivatives subject to enforceable master netting agreements	28.1	27.1	27.5	29.3
Total derivatives not subject to enforceable master netting agreements [1]	13.6	14.3	9.8	11.4
Total net derivatives presented in the consolidated balance sheets	41.7	41.4	37.3	40.7
of which recorded in trading assets and trading liabilities	39.3	40.7	33.4	39.6
of which recorded in other assets and other liabilities	2.4	0.7	3.9	1.1
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	6M13				2012
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	130.0	(38.7)	91.3		141.4	(41.1)	100.3
Securities borrowing transactions	27.2	(2.2)	25.0		20.9	(2.0)	18.9
Total subject to enforceable master netting agreements	157.2	(40.9)	116.3		162.3	(43.1)	119.2
Total not subject to enforceable master netting agreements [1]	57.1	–	57.1		64.2	–	64.2
Total	214.3	(40.9)	173.4	[2]	226.5	(43.1)	183.4	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 99,972 million and CHF 113,664 million of the total net amount as of the end of 2Q13 and 4Q12, respectively, are reported at fair value.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	6M13				2012
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	100.5	(40.9)	59.6		99.6	(43.1)	56.5
Securities lending transactions	10.2	0.0	10.2		10.8	0.0	10.8
Obligation to return securities received as collateral, at fair value	21.1	0.0	21.1		25.9	0.0	25.9
Total subject to enforceable master netting agreements	131.8	(40.9)	90.9		136.3	(43.1)	93.2
Total not subject to enforceable master netting agreements [1]	29.9	–	29.9		69.5	–	69.5
Total	161.7	(40.9)	120.8		205.8	(43.1)	162.7
of which securities sold under repurchase agreements and securities lending transactions	140.0	(40.9)	99.1	[2]	175.8	(43.1)	132.7	[2]
of which obligation to return securities received as collateral, at fair value	21.7	0.0	21.7		30.0	0.0	30.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 79,443 million and CHF 108,784 million of the total net amount as of the end of 2Q13 and 4Q12, respectively, are reported at fair value.

Amounts not offset in the consolidated balance sheets
	6M13						2012
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	28.1	5.9		0.2		22.0	27.5	5.1		0.0		22.4
Securities purchased under resale agreements	91.3	91.2		0.1		0.0	100.3	100.3		0.0		0.0
Securities borrowing transactions	25.0	23.2		0.0		1.8	18.9	17.4		0.0		1.5
Total financial assets subject to enforceable master netting agreements	144.4	120.3		0.3		23.8	146.7	122.8		0.0		23.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	27.1	7.4		0.6		19.1	29.3	7.9		0.0		21.4
Securities sold under repurchase agreements	59.6	59.4		0.2		0.0	56.5	56.3		0.2		0.0
Securities lending transactions	10.2	9.7		0.0		0.5	10.8	10.2		0.0		0.6
Obligation to return securities received as collateral, at fair value	21.1	19.9		0.0		1.2	25.9	24.2		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	118.0	96.4		0.8		20.8	122.5	98.6		0.2		23.7
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Note 20 Tax
The effective tax rate of 28.0% in 6M13 mainly reflected the impact of the geographical mix of results and a tax charge related to the re-assessment of a pre-existing deferred tax asset in Switzerland due to changes in earnings-mix assumptions in the current year. Overall, net deferred tax assets decreased CHF 499 million to CHF 6,492 million as of the end of 6M13 compared to 2012. The decrease in net deferred tax assets primarily related to earnings partially offset by foreign exchange translation gains of CHF 172 million.
The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2013, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 6.7 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 3 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; Brazil – 2008; Japan – 2008; the UK – 2006; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	6M13	6M12
Effective tax rate (%)
Effective tax rate	28.0	24.4

Reconciliation of taxes computed at the Swiss statutory rate
in	6M13
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense computed at the statutory tax rate of 22%	738
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	166
Other non-deductible expenses	186
Changes in deferred tax valuation allowance	(44)
Lower taxed income	(87)
Income taxable to noncontrolling interests	(86)
Tax deductible impairments of Swiss subsidiary investments	(13)
Other	79
Income tax expense	939

Foreign tax rate differential
6M13 included a foreign tax expense of CHF 166 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US.

Other non-deductible expenses
6M13 included non-deductible interest expenses of CHF 136 million and non-deductible bank levy costs and other non-deductible compensation expenses of CHF 50 million.

Changes in deferred tax valuation allowance
6M13 included the impact of the utilization of valuation allowances of CHF 44 million in respect of three of the Bank’s operating entities, two in the UK and one in Asia, relating to current year earnings.

Lower taxed income
6M13 included a CHF 57 million income tax benefit mainly as a result of foreign branch earnings beneficially impacting the earnings mix in one of the Bank’s operating entities in Switzerland and CHF 30 million related to non-taxable life insurance income.

Other
6M13 included a tax charge of CHF 80 million relating to the decrease of deferred tax assets in one of the Bank’s operating entities in Switzerland. This charge is related to the re-assessment of a pre-existing deferred tax asset due to changes in earnings-mix assumptions in the current year. 6M13 also included a CHF 36 million income tax benefit following the change in tax status of an entity in the US and a CHF 30 million income tax expense relating to the increase of tax contingency accruals.

Net deferred tax assets
end of	6M13	2012
Net deferred tax assets (CHF million)
Deferred tax assets	6,580	7,094
of which net operating losses	1,857	2,045
of which deductible temporary differences	4,723	5,049
Deferred tax liabilities	(88)	(103)
Net deferred tax assets	6,492	6,991

Note 21 Employee deferred compensation
> Refer to “Note 22 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 and “Note 26 – Employee deferred compensation” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

Deferred compensation expense
in	6M13	6M12
Deferred compensation expense (CHF million)
Share awards	453	411
Performance share awards	326	197
Plus Bond awards [1]	16	0
2011 Partner Asset Facility awards [2]	(30)	513
Adjustable Performance Plan share awards	21	0
Adjustable Performance Plan cash awards [3]	(1)	203
Restricted Cash Awards	91	86
Scaled Incentive Share Units	23	61
Incentive Share Units [3]	(2)	33
2008 Partner Asset Facility awards [2]	53	61
Other cash awards	234	166
Total deferred compensation expense	1,184	1,731
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 6M13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes claw backs.

Estimated unrecognized deferred compensation expense
end of	6M13
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	1,177
Performance share awards	487
Plus Bond awards	28
Adjustable Performance Plan share awards	25
Adjustable Performance Plan cash awards	33
Restricted Cash Awards	206
Scaled Incentive Share Units	33
Other cash awards	155
Total	2,144

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.8

On January 17, 2013, the Bank granted share awards, performance share awards, Plus Bond awards and Restricted Cash Awards as part of the 2012 variable compensation. Expense recognition for these awards began in 6M13 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 6M13, the Bank granted 38.9 million shares at a weighted-average share price of CHF 26.40. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share award vests equally on each of the three anniversaries of the grant date.

Performance share awards
In 6M13, the Bank granted 26.2 million performance shares at a weighted-average share price of CHF 26.44. Each performance share award granted entitles the holder of the award to receive one Group share. The performance share award also vests over three years such that the performance share award vests equally on each of the three anniversaries of the grant date. Unlike the share award, however, the outstanding performance share award is subject to a negative adjustment in the event of a divisional loss or a negative return on equity of the Group.

Plus Bond awards
In 6M13, managing directors and directors outside of the Investing Banking division were given the opportunity to voluntarily reallocated a portion of the share award component of their deferred awards into Plus Bond awards. The Plus Bond awards resulting from the voluntary reallocation offer had a notional value of CHF 38 million, will vest on the third anniversary of the grant date on January 17, 2016 and will be expensed over the vesting period.

Restricted Cash Awards
In 6M13, managing directors and directors in the Investing Banking division received the cash component of the variable compensation in the form of Restricted Cash Awards, which are cash payments that are subject to a pro-rata repayment in the event of voluntary resignation or termination for cause within three years of the grant. The Bank granted Restricted Cash Awards with a total value of CHF 299 million.

Incentive Share Units
In 6M13, ISU leverage Units granted in 2010 were settled. In accordance with the terms of the plan, the ISU leverage unit did not have a value at settlement.

Share-based award activity
	6M13
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activity
Balance at beginning of period	55.1	22.9	29.7		9.4	3.6
Granted	38.9	26.2	1.1	[1]	0.0	0.0
Settled	(17.7)	(7.4)	(16.5)		(4.7)	(1.7)
Forfeited	(1.4)	(0.6)	(0.2)		(0.1)	(0.2)
Balance at end of period	74.9	41.1	14.1		4.6	1.7
of which vested	4.1	1.4	0.7		1.1	0.1
of which unvested	70.8	39.7	13.4		3.5	1.6
1 Represents additional units earned in 6M13 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Note 22 Pension and other post-retirement benefits
> Refer to “Note 23 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 and “Note 28 – Pension and other post-retirement benefits” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

The Bank expects to contribute CHF 65 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2013. As of June 30, 2013, CHF 21 million of contributions had been made.

Components of total pension costs
in	6M13	6M12
Total pension costs (CHF million)
Service costs on benefit obligation	14	17
Interest costs on benefit obligation	65	67
Expected return on plan assets	(81)	(81)
Amortization of recognized prior service cost/(credit)	0	(1)
Amortization of recognized actuarial losses	44	42
Total pension costs	42	44

Note 23 Derivatives and hedging activities
> Refer to “Note 24 – Derivatives and hedging activities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 and to “Note 29 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 26 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M13	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	10,366.8	8.6	8.5	0.0	0.0	0.0
Swaps	31,998.5	479.2	472.4	64.6	2.5	0.7
Options bought and sold (OTC)	3,961.1	51.1	51.3	0.0	0.0	0.0
Futures	1,357.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	639.5	0.4	0.3	0.0	0.0	0.0
Interest rate products	48,323.6	539.3	532.5	64.6	2.5	0.7
Forwards	2,386.4	25.5	23.8	23.5	0.1	0.3
Swaps	1,377.3	31.0	42.6	0.0	0.0	0.0
Options bought and sold (OTC)	1,131.9	13.7	15.0	0.0	0.0	0.0
Futures	60.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.3	0.1	0.1	0.0	0.0	0.0
Foreign exchange products	4,961.0	70.3	81.5	23.5	0.1	0.3
Forwards	5.1	0.7	0.0	0.0	0.0	0.0
Swaps	221.5	5.7	7.0	0.0	0.0	0.0
Options bought and sold (OTC)	256.1	12.8	11.8	0.0	0.0	0.0
Futures	52.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	471.0	18.6	19.2	0.0	0.0	0.0
Equity/index-related products	1,005.7	37.8	38.0	0.0	0.0	0.0
Credit derivatives [2]	1,696.6	29.3	29.2	0.0	0.0	0.0
Forwards	28.0	2.1	3.0	0.0	0.0	0.0
Swaps	51.1	3.8	2.9	0.0	0.0	0.0
Options bought and sold (OTC)	45.0	1.9	2.0	0.0	0.0	0.0
Futures	35.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	58.1	1.4	1.7	0.0	0.0	0.0
Other products [3]	217.3	9.2	9.6	0.0	0.0	0.0
Total derivative instruments	56,204.2	685.9	690.8	88.1	2.6	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 56,292.3 billion, CHF 688.5 billion and CHF 691.8 billion, respectively, as of 6M13.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 2012	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,055.9		2.6	2.5	0.0	0.0	0.0
Swaps	29,159.0		635.8	630.1	58.0	3.8	1.3
Options bought and sold (OTC)	3,739.9		62.4	62.6	0.0	0.0	0.0
Futures	1,145.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	952.0		0.3	0.2	0.0	0.0	0.0
Interest rate products	43,052.2		701.1	695.4	58.0	3.8	1.3
Forwards	2,134.1		21.6	21.3	19.6	0.2	0.1
Swaps	1,336.4		32.1	46.6	0.0	0.0	0.0
Options bought and sold (OTC)	985.3		9.7	10.7	0.0	0.0	0.0
Futures	83.8	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.6		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	4,543.2		63.4	78.6	19.6	0.2	0.1
Forwards	5.5		0.6	0.0	0.0	0.0	0.0
Swaps	211.1		4.5	5.9	0.0	0.0	0.0
Options bought and sold (OTC)	215.1		11.5	11.1	0.0	0.0	0.0
Futures	74.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	338.2		13.7	14.1	0.0	0.0	0.0
Equity/index-related products	844.3		30.3	31.1	0.0	0.0	0.0
Credit derivatives [3]	1,694.5		30.6	29.8	0.0	0.0	0.0
Forwards	31.3		1.1	1.4	0.0	0.0	0.0
Swaps	55.3		3.6	3.1	0.0	0.0	0.0
Options bought and sold (OTC)	54.2		1.6	1.6	0.0	0.0	0.0
Futures	35.5	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	50.4		1.6	1.7	0.0	0.0	0.0
Other products [4]	226.7		7.9	7.8	0.0	0.0	0.0
Total derivative instruments	50,360.9		833.3	842.7	77.6	4.0	1.4
The notional amount, PRV and NRV (trading and hedging) was CHF 50,438.5 billion, CHF 837.3 billion and CHF 844.1 billion, respectively, as of December 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period amounts have been corrected to reclassify the notional amounts of foreign exchange products to other products.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments
> Refer to “Note 19 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.

Fair value hedges
in	6M13	6M12
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	274	449
Foreign exchange products	(8)	(12)
Total	266	437
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(274)	(476)
Foreign exchange products	8	12
Total	(266)	(464)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	0	(27)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	6M13	6M12
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(20)	0
Total	(20)	0

As of the end of 6M13, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was four years.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 4 million.

Net investment hedges
in	6M13	6M12
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(291)	(201)
Total	(291)	(201)
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	0	77
Total	0	77
Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	6M13				2012
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties		Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	11.4	1.4	0.2	13.0	15.3		1.4	0.6	17.3
Collateral posted	10.2	1.4	–	11.6	13.4		1.4	–	14.8
Additional collateral required in a one-notch downgrade event	0.2	0.5	0.0	0.7	0.2		0.5	0.0	0.7
Additional collateral required in a two-notch downgrade event	2.8	1.3	0.0	4.1	2.7	[1]	1.5	0.5	4.7
1 Additional collateral required in a two-notch downgrade event has been corrected.

Credit derivatives
> Refer to “Note 29 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 6.3 billion and CHF 6.0 billion as of the end of 6M13 and 2012, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	6M13						2012
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold		Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(382.5)	358.9		(23.6)	45.1	1.6	(394.6)		373.9		(20.7)	56.0		2.5
Non-investment grade	(132.7)	128.1		(4.6)	12.3	0.2	(135.4)		129.3		(6.1)	11.3		(0.4)
Total single-name instruments	(515.2)	487.0		(28.2)	57.4	1.8	(530.0)	[3]	503.2	[3]	(26.8)	67.3	[3]	2.1	[3]
of which sovereigns	(117.1)	113.6		(3.5)	9.1	(1.7)	(119.4)		117.1		(2.3)	10.3		(0.7)
of which non-sovereigns	(398.1)	373.4		(24.7)	48.3	3.5	(410.6)		386.1		(24.5)	57.0		2.8
Multi-name instruments (CHF billion)
Investment grade [2]	(223.9)	217.2		(6.7)	32.5	0.0	(222.2)		207.1		(15.1)	20.6		(0.7)
Non-investment grade	(67.3)	70.3	[4]	3.0	10.8	(1.2)	(62.8)		56.1	[4]	(6.7)	9.8		(1.6)
Total multi-name instruments	(291.2)	287.5		(3.7)	43.3	(1.2)	(285.0)	[3]	263.2	[3]	(21.8)	30.4	[3]	(2.3)	[3]
of which sovereigns	(12.6)	12.5		(0.1)	0.2	0.0	(13.5)		13.1		(0.4)	0.4		(0.1)
of which non-sovereigns	(278.6)	275.0		(3.6)	43.1	(1.2)	(271.5)		250.1		(21.4)	30.0		(2.2)
Total instruments (CHF billion)
Investment grade [2]	(606.4)	576.1		(30.3)	77.6	1.6	(616.8)		581.0		(35.8)	76.6		1.8
Non-investment grade	(200.0)	198.4		(1.6)	23.1	(1.0)	(198.2)		185.4		(12.8)	21.1		(2.0)
Total instruments	(806.4)	774.5		(31.9)	100.7	0.6	(815.0)		766.4		(48.6)	97.7		(0.2)
of which sovereigns	(129.7)	126.1		(3.6)	9.3	(1.7)	(132.9)		130.2		(2.7)	10.7		(0.8)
of which non-sovereigns	(676.7)	648.4		(28.3)	91.4	2.3	(682.1)		636.2		(45.9)	87.0		0.6
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Credit protection instruments have been corrected to reclassify certain single-name instruments to multi-name instruments.
4 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	6M13	2012
Credit derivatives (CHF billion)
Credit protection sold	806.4	815.0
Credit protection purchased	774.5	766.4
Other protection purchased	100.7	97.7
Other instruments [1]	15.0	15.4
Total credit derivatives	1,696.6	1,694.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M13 (CHF billion)
Single-name instruments	118.3	328.8	68.1	515.2
Multi-name instruments	18.5	187.1	85.6	291.2
Total instruments	136.8	515.9	153.7	806.4
2012 (CHF billion)
Single-name instruments	125.0	326.0	79.0	530.0
Multi-name instruments	42.7	171.0	71.3	285.0
Total instruments	167.7	497.0	150.3	815.0

Note 24 Guarantees and commitments
> Refer to “Note 25 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 and to “Note 30 – Guarantees and commitments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M13 (CHF million)
Credit guarantees and similar instruments	10,404	2,370	12,774	12,546		9	1,931
Performance guarantees and similar instruments	4,683	4,233	8,916	8,013		80	2,978
Securities lending indemnifications	12,578	0	12,578	12,578		0	12,578
Derivatives [2]	17,793	17,842	35,635	35,635		1,132	–	[3]
Other guarantees	3,738	1,211	4,949	4,934		3	2,609
Total guarantees	49,196	25,656	74,852	73,706		1,224	20,096
2012 (CHF million)
Credit guarantees and similar instruments [4]	10,101	2,481	12,582	12,195		53	1,918
Performance guarantees and similar instruments	5,047	4,300	9,347	8,608		135	3,307
Securities lending indemnifications	12,211	0	12,211	12,211		0	12,211
Derivatives [2]	21,197	14,218	35,415	35,415		985	–	[3]
Other guarantees	4,172	1,109	5,281	5,260		3	2,789
Total guarantees	52,728	22,108	74,836	73,689		1,176	20,225
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
4 Prior period has been corrected.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by Swiss Financial Market Supervisory Authority FINMA (FINMA) or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2012 to June 30, 2013 was CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2013 to June 30, 2014, the Bank’s share in the deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.5 billion.

PAF2 transaction
The Bank’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Bank. In 1Q12, the Bank entered into the 2011 Partner Asset Facility (PAF2) transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Bank, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Bank and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.
The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic CDO trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Bank’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from credit default swaps (CDS) on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Bank for counterparty risk management. As of the end of 6M13, the carrying value of the PAF2 awards was CHF 596 million. The amount of the PAF2 awards compensation expense for 6M13 was a credit of CHF 17 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 21 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.
The Bank has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer is calculated using the same model as for the PAF2 awards. As of the end of 6M13, the CDS had a positive replacement value of CHF 17 million and was reflected in credit derivatives in the “Fair value of derivative instruments” table in Note 23 – Derivatives and hedging activities. The Bank also has a credit support facility with this entity that allows the Bank to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances include: (i) a disruption of the CP market such that the entity cannot issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeds certain thresholds and the Bank instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider is downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Bank. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. As of the end of 6M13, the carrying value of the credit support facility included in this table was zero (in million Swiss francs). The transaction overall is a four-year transaction, but can be extended to nine years. The Bank has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.
In December 2012, the Basel Committee on Banking Supervision published updated regulatory guidance that makes the PAF2 transaction as currently structured ineligible for counterparty credit spread hedging under the Basel III framework. As a result of this new guidance, the Bank now has the right to exercise the regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value.

The Bank is evaluating restructuring the transaction in order for the PAF2 transaction as a whole to remain an eligible counterparty credit spread hedge under Basel III, or alternatively, the Bank may decide to terminate the transaction in its entirety.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
With respect to its outstanding repurchase claims balance for government-sponsored enterprises, private investors and non-agency securitizations, the Bank is unable to estimate reasonably possible losses in excess of the amounts accrued because the Bank has limited reliable information about the status of such loans following their sale. With respect to outstanding repurchase claims from private investors and non-agency securitizations, the Bank is unable to estimate reasonably possible losses in excess of the amounts accrued due to the Bank’s limited history of resolving such repurchase claims.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to June 30, 2013 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims and provisions for outstanding repurchase claims in 6M13 and 6M12, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to June 30, 2013 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	23.1
Non-agency securitizations	132.5	[2]
Total	163.8
1 Primarily banks.
2
The outstanding balance of residential mortgage loans as of June 30, 2013 was USD 27.4 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of June 30, 2013 is attributable to borrower payments of USD 87.3 billion and losses of USD 17.8 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	6M13					6M12
	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	464	1,395	1,926		68	432	243	743
New claims	36	115	489	640		36	22	777	835
Claims settled through repurchases	(4)	0	(2)	(6)	[1]	(3)	0	(5)	(8)	[1]
Other settlements	(8)	(155)	(7)	(170)	[2]	(4)	(1)	(8)	(13)	[2]
Total claims settled	(12)	(155)	(9)	(176)		(7)	(1)	(13)	(21)
Claims rescinded	(10)	(4)	0	(14)		(26)	(5)	0	(31)
Transfers to arbitration and litigation, net [3]	0	0	(681)	(681)		0	0	(156)	(156)
Balance at end of period	81	420	1,194	1,695		71	448	851	1,370
1 Settled at a repurchased price of USD 6 million and USD 9 million in 6M13 and 6M12, respectively.
2 Settled at USD 25 million and USD 10 million in 6M13 and 6M12, respectively.
3 Refer to "Note 28 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	6M13	6M12
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	55	59
Increase/(decrease) in provisions, net	74	16
Realized losses [2]	(31)	(19)	[3]
Balance at end of period [4]	98	56
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 28 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to government-sponsored enterprises and non-agency securitizations.
4 Primarily related to government-sponsored enterprises.

Other commitments
	6M13							2012
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,653	29	5,682		5,567		3,160	6,210	41	6,251		6,054		3,219
Loan commitments	167,367	74,586	241,953	[2]	236,515		162,088	166,259	67,646	233,905	[2]	228,433		151,616
Forward reverse repurchase agreements	43,192	0	43,192		43,192		43,192	45,556	0	45,556		45,556		45,556
Other commitments	3,762	1,531	5,293		5,293		167	906	1,609	2,515		2,515		131
Total other commitments	219,974	76,146	296,120		290,567		208,607	218,931	69,296	288,227		282,558		200,522
1 Total net amount is computed as the gross amount less any participations.
2
Includes CHF 137,542 million and CHF 136,669 million of unused credit limits as of the end of 6M13 and 2012, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

Note 25 Transfers of financial assets and variable interest entities
> Refer to “Note 26 – Transfers of financial assets and variable interest entities in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial report 2Q13 and “Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

Transfers of financial assets

Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M13 and 6M12 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M13	6M12
Gains and cash flows (CHF million)
CMBS
Net gain [1]	1	23
Proceeds from transfer of assets	3,631	3,718
Cash received on interests that continue to be held	32	35
RMBS
Net gain/(loss) [1]	2	(2)
Proceeds from transfer of assets	14,257	8,483
Purchases of previously transferred financial assets or its underlying collateral	(8)	(11)
Servicing fees	2	1
Cash received on interests that continue to be held	275	246
Other asset-backed financings
Net gain [1]	7	71
Proceeds from transfer of assets	553	279
Purchases of previously transferred financial assets or its underlying collateral [2]	(65)	(161)
Servicing fees	0	0
Cash received on interests that continue to be held	329	582
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of June 30, 2013 and December 31, 2012, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M13	2012
CHF million
CMBS
Principal amount outstanding	33,203	30,050
Total assets of SPE	48,661	45,407
RMBS
Principal amount outstanding	51,891	58,112
Total assets of SPE	53,731	60,469
Other asset-backed financings
Principal amount outstanding	28,467	32,805
Total assets of SPE	28,518	32,805
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M13							2012
at time of transfer			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			158				1,963			761				2,219
of which level 2			141				1,922			654				2,090
of which level 3			17				41			107				129
Weighted-average life, in years			8.9				7.0			8.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	6.3	-	31.0			–	[2]	0.1	-	34.9
Cash flow discount rate (rate per annum), in % [3]	1.6	-	8.2		0.0	-	45.9	0.8	-	10.7		0.1	-	25.7
Expected credit losses (rate per annum), in %	0.0	-	7.5		0.0	-	45.8	0.5	-	9.0		0.0	-	25.1
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of June 30, 2013 and December 31, 2012.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	6M13											2012
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			537				1,658			452				274				1,929			692
of which non-investment grade			96				127			428				90				342			686
Weighted-average life, in years			6.2				7.8			4.6				4.0				5.2			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		2.1	-	33.8			–				–		0.1	-	27.6			–
Impact on fair value from 10% adverse change			–				(19.4)			–				–				(38.5)			–
Impact on fair value from 20% adverse change			–				(37.3)			–				–				(74.3)			–
Cash flow discount rate (rate per annum), in % [4]	1.2	-	36.2		1.4	-	33.4	0.8	-	19.6		1.1	-	50.2		0.2	-	42.8	0.7	-	51.7
Impact on fair value from 10% adverse change			(9.5)				(41.5)			(0.6)				(14.8)				(62.8)			(1.0)
Impact on fair value from 20% adverse change			(18.6)				(80.6)			(1.2)				(19.9)				(93.5)			(1.8)
Expected credit losses (rate per annum), in %	1.0	-	34.2		2.5	-	16.9	0.3	-	19.3		0.9	-	49.5		0.9	-	42.8	0.3	-	51.4
Impact on fair value from 10% adverse change			(4.5)				(23.8)			(0.5)				(14.4)				(55.9)			(0.8)
Impact on fair value from 20% adverse change			(8.8)				(46.5)			(1.0)				(19.2)				(80.3)			(1.6)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of June 30, 2013 and December 31, 2012.
> Refer to “Note 27 – Assets pledged and collateral” for information on assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M13	2012
CHF million
CMBS
Other assets	406	467
Liability to SPE, included in Other liabilities	(406)	(467)
Other asset-backed financing activities
Trading assets	617	1,171
Other assets	7	913
Liability to SPE, included in Other liabilities	(624)	(2,084)

Variable interest entities

Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of June 30, 2013 and December 31, 2012.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of 6M13	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M13 (CHF million)
Cash and due from banks	1,353	2	4	154	53	26	1,592
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,336	0	0	0	0	1,336
Trading assets	1,004	57	35	1,935	616	203	3,850
Investment securities	0	175	0	0	0	0	175
Other investments	0	0	0	0	1,607	589	2,196
Net loans	0	2,671	825	0	538	532	4,566
Premises and equipment	0	0	0	0	461	67	528
Other assets	8,540	1,495	3,027	4	508	1,835	15,409
of which loans held-for-sale	8,499	0	2,823	0	67	0	11,389
Total assets of consolidated VIEs	10,897	5,736	3,891	2,093	3,783	3,252	29,652
Customer deposits	0	0	0	0	0	167	167
Trading liabilities	14	0	0	0	7	85	106
Short-term borrowings	0	4,440	0	10	0	0	4,450
Long-term debt	10,884	14	3,733	282	97	440	15,450
Other liabilities	25	7	78	10	154	866	1,140
Total liabilities of consolidated VIEs	10,923	4,461	3,811	302	258	1,558	21,313
2012 (CHF million)
Cash and due from banks	1,534	27	0	125	44	20	1,750
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117
Trading assets	1,064	196	14	1,861	565	997	4,697
Investment securities	0	23	0	0	0	0	23
Other investments	0	0	0	0	1,712	577	2,289
Net loans	0	4,360	859	0	405	429	6,053
Premises and equipment	0	0	0	0	474	72	546
Other assets	7,369	1,637	3,111	4	571	1,816	14,508
of which loans held-for-sale	7,324	0	3,110	0	71	0	10,505
Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,771	3,911	29,983
Customer deposits	0	0	0	0	0	247	247
Trading liabilities	20	0	0	0	4	101	125
Short-term borrowings	0	5,776	0	3	0	0	5,779
Long-term debt	9,944	14	3,608	500	38	428	14,532
Other liabilities	45	6	97	7	167	842	1,164
Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	209	1,618	21,847

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
6M13 (CHF million)
Trading assets	95	5,326	1,095	763	634	7,913
Net loans	1	421	2,384	3,424	1,174	7,404
Other assets	0	0	25	0	4	29
Total variable interest assets	96	5,747	3,504	4,187	1,812	15,346
Maximum exposure to loss	105	17,807	3,711	6,699	1,914	30,236
Non-consolidated VIE assets	7,007	109,492	60,215	25,662	7,752	210,128
2012 (CHF million)
Trading assets	100	3,210	1,143	868	600	5,921
Net loans	8	111	2,048	3,572	1,668	7,407
Other assets	0	17	49	0	4	70
Total variable interest assets	108	3,338	3,240	4,440	2,272	13,398
Maximum exposure to loss	108	14,123	3,475	4,906	3,039	25,651
Non-consolidated VIE assets	5,163	103,990	52,268	22,304	6,486	190,211

Note 26 Financial instruments
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 and to “Note 32 – Financial instruments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	386	0	0		386
Interest-bearing deposits with banks	0	396	0	0		396
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	99,972	0	0		99,972
Debt	216	186	0	0		402
of which corporates	0	184	0	0		184
Equity	20,714	559	0	0		21,273
Securities received as collateral	20,930	745	0	0		21,675
Debt	46,148	66,265	4,511	0		116,924
of which foreign governments	45,429	6,863	30	0		52,322
of which corporates	47	25,268	2,057	0		27,372
of which RMBS	0	29,510	906	0		30,416
of which CMBS	0	2,237	306	0		2,543
of which CDO	0	2,317	865	0		3,182
Equity	71,608	6,337	423	0		78,368
Derivatives	15,978	663,338	6,579	(646,566)		39,329
of which interest rate products	7,229	530,619	1,560	–		–
of which foreign exchange products	49	69,720	505	–		–
of which equity/index-related products	8,249	27,452	2,076	–		–
of which credit derivatives	0	27,652	1,627	–		–
Other	4,735	3,656	3,000	0		11,391
Trading assets	138,469	739,596	14,513	(646,566)		246,012
Debt	1,331	327	317	0		1,975
of which foreign governments	1,331	2	21	0		1,354
of which corporates	0	326	120	0		446
of which CDO	0	0	175	0		175
Equity	1	94	2	0		97
Investment securities	1,332	421	319	0		2,072
Private equity	0	0	3,883	0		3,883
of which equity funds	0	0	2,520	0		2,520
Hedge funds	0	348	133	0		481
of which debt funds	0	218	40	0		258
Other equity investments	247	83	2,100	0		2,430
of which private	0	48	2,100	0		2,148
Life finance instruments	0	0	1,713	0		1,713
Other investments	247	431	7,829	0		8,507
Loans	0	12,420	7,149	0		19,569
of which commercial and industrial loans	0	6,189	4,899	0		11,088
of which financial institutions	0	4,865	1,298	0		6,163
Other intangible assets (mortgage servicing rights)	0	0	39	0		39
Other assets	4,962	26,758	6,631	(213)		38,138
of which loans held-for-sale	0	16,891	5,842	0		22,733
Total assets at fair value	165,940	881,125	36,480	(646,779)		436,766
Less other investments - equity at fair value attributable to noncontrolling interests	(221)	(133)	(3,584)	0		(3,938)
Less assets consolidated under ASU 2009-17 [2]	0	(9,190)	(3,372)	0		(12,562)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	165,719	871,802	29,524	(646,779)		420,266
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,916	0	0		1,916
Customer deposits	0	3,526	62	0		3,588
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	79,443	0	0		79,443
Debt	216	186	0	0		402
of which corporates	0	184	0	0		184
Equity	20,714	559	0	0		21,273
Obligations to return securities received as collateral	20,930	745	0	0		21,675
Debt	24,011	9,278	10	0		33,299
of which foreign governments	23,722	2,573	0	0		26,295
of which corporates	74	5,745	10	0		5,829
Equity	15,527	389	21	0		15,937
Derivatives	15,152	670,301	5,338	(650,084)		40,707
of which interest rate products	6,895	524,389	1,095	–		–
of which foreign exchange products	75	80,121	1,312	–		–
of which equity/index-related products	7,528	29,276	1,244	–		–
of which credit derivatives	0	27,823	1,361	–		–
Trading liabilities	54,690	679,968	5,369	(650,084)		89,943
Short-term borrowings	0	5,427	193	0		5,620
Long-term debt	17	52,366	10,960	0		63,343
of which treasury debt over two years	0	10,541	0	0		10,541
of which structured notes over two years	0	19,654	6,306	0		25,960
of which non-recourse liabilities	17	11,377	3,088	0		14,482
Other liabilities	0	21,256	2,676	(234)		23,698
of which failed sales	0	1,342	936	0		2,278
Total liabilities at fair value	75,637	844,647	19,260	(650,318)		289,226
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	569	0	0		569
Interest-bearing deposits with banks	0	627	0	0		627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Securities received as collateral	29,677	368	0	0		30,045
Debt	55,592	74,392	5,830	0		135,814
of which foreign governments	53,918	11,032	79	0		65,029
of which corporates	1	25,933	3,192	0		29,126
of which RMBS	0	30,392	724	0		31,116
of which CMBS	0	4,335	1,023	0		5,358
of which CDO	0	2,620	447	0		3,067
Equity	66,715	7,745	485	0		74,945
Derivatives	3,428	823,181	6,650	(799,843)		33,416
of which interest rate products	703	698,494	1,859	–		–
of which foreign exchange products	1	62,619	754	–		–
of which equity/index-related products	2,538	25,885	1,920	–		–
of which credit derivatives	0	29,274	1,294	–		–
Other	7,205	2,736	2,486	0		12,427
Trading assets	132,940	908,054	15,451	(799,843)		256,602
Debt	1,334	341	169	0		1,844
of which foreign governments	1,333	1	21	0		1,355
of which corporates	0	340	125	0		465
of which CDO	0	0	24	0		24
Equity	4	90	1	0		95
Investment securities	1,338	431	170	0		1,939
Private equity	0	0	3,855	0		3,855
of which equity funds	0	0	2,530	0		2,530
Hedge funds	0	470	165	0		635
of which debt funds	0	349	84	0		433
Other equity investments	271	69	2,244	0		2,584
of which private	0	61	2,245	0		2,306
Life finance instruments	0	0	1,818	0		1,818
Other investments	271	539	8,082	0		8,892
Loans	0	13,381	6,619	0		20,000
of which commercial and industrial loans	0	6,191	4,778	0		10,969
of which financial institutions	0	5,934	1,530	0		7,464
Other intangible assets (mortgage servicing rights)	0	0	43	0		43
Other assets	5,439	26,802	5,164	(146)		37,259
of which loans held-for-sale	0	14,899	4,463	0		19,362
Total assets at fair value	169,665	1,064,435	35,529	(799,989)		469,640
Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)
Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	169,425	1,055,567	29,492	(799,989)		454,495
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	3,431	0	0		3,431
Customer deposits	0	4,601	25	0		4,626
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Obligation to return securities received as collateral	29,677	368	0	0		30,045
Debt	25,782	7,015	196	0		32,993
of which foreign governments	25,624	1,476	0	0		27,100
of which corporates	0	5,030	196	0		5,226
Equity	18,109	389	6	0		18,504
Derivatives	3,174	834,413	5,154	(803,147)		39,594
of which interest rate products	628	693,525	1,357	–		–
of which foreign exchange products	1	76,988	1,648	–		–
of which equity/index-related products	2,305	27,749	1,003	–		–
of which credit derivatives	0	28,952	819	–		–
Trading liabilities	47,065	841,817	5,356	(803,147)		91,091
Short-term borrowings	0	4,389	124	0		4,513
Long-term debt	218	54,458	10,098	0		64,774
of which treasury debt over two years	0	10,567	0	0		10,567
of which structured notes over two years	0	22,545	6,189	0		28,734
of which non-recourse liabilities	218	11,006	2,551	0		13,775
Other liabilities	0	24,235	2,847	(283)		26,799
of which failed sales	0	2,523	1,160	0		3,683
Total liabilities at fair value	76,960	1,042,083	18,450	(803,430)		334,063
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Transfers between level 1 and level 2
	6M13		6M12
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	471	85	47	96
Equity	422	171	99	202
Derivatives	4,093	1	4,374	16
Trading assets	4,986	257	4,520	314
Liabilities (CHF million)
Debt	6	17	26	32
Equity	250	17	43	20
Derivatives	3,536	9	5,116	66
Trading liabilities	3,792	43	5,185	118

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
6M13	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Debt	5,830	465	(979)	3,291	(4,545)	0	0	130		150	0		0	169	4,511
of which corporates	3,192	146	(483)	1,009	(2,020)	0	0	113		9	0		0	91	2,057
of which RMBS	724	257	(292)	758	(638)	0	0	6		64	0		0	27	906
of which CMBS	1,023	26	(100)	129	(821)	0	0	(3)		33	0		0	19	306
of which CDO	447	14	(39)	1,384	(1,008)	0	0	2		45	0		0	20	865
Equity	485	190	(173)	139	(236)	0	0	6		(2)	0		0	14	423
Derivatives	6,650	916	(897)	0	0	721	(1,004)	96		(97)	0		0	194	6,579
of which interest rate products	1,859	42	(198)	0	0	164	(198)	2		(161)	0		0	50	1,560
of which equity/index-related products	1,920	149	(258)	0	0	116	(225)	62		250	0		0	62	2,076
of which credit derivatives	1,294	721	(262)	0	0	111	(302)	33		(9)	0		0	41	1,627
Other	2,486	165	(224)	2,727	(2,133)	0	(65)	1		(46)	0		0	89	3,000
Trading assets	15,451	1,736	(2,273)	6,157	(6,914)	721	(1,069)	233		5	0		0	466	14,513
Investment securities	170	0	0	166	(17)	0	0	0		0	0		0	0	319
Equity	6,264	0	(40)	479	(1,058)	0	0	0		(2)	0		279	194	6,116
Life finance instruments	1,818	0	0	100	(186)	0	0	0		(80)	0		0	61	1,713
Other investments	8,082	0	(40)	579	(1,244)	0	0	0		(82)	0		279	255	7,829
Loans	6,619	93	(1,644)	368	(834)	3,593	(1,193)	(1)		(81)	0		0	229	7,149
of which commercial and industrial loans	4,778	81	(322)	368	(595)	1,346	(780)	0		(126)	0		0	149	4,899
of which financial institutions	1,530	11	(2)	1	(119)	240	(363)	0		(49)	0		0	49	1,298
Other intangible assets	43	0	0	0	0	0	0	0		0	0		(6)	2	39
Other assets	5,164	1,551	(1,556)	2,673	(1,707)	700	(501)	16		133	0		0	158	6,631
of which loans held-for-sale [2]	4,463	1,540	(1,554)	2,494	(1,538)	700	(501)	15		92	0		0	131	5,842
Total assets at fair value	35,529	3,380	(5,513)	9,943	(10,716)	5,014	(2,763)	248		(25)	0		273	1,110	36,480
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	53	0	0		(13)	0		0	(3)	62
Trading liabilities	5,356	1,024	(814)	53	(155)	489	(1,125)	124		252	0		0	165	5,369
of which interest rate derivatives	1,357	59	(132)	0	0	82	(43)	3		(269)	0		0	38	1,095
of which foreign exchange derivatives	1,648	15	(14)	0	0	13	(472)	(1)		73	0		0	50	1,312
of which equity/index-related derivatives	1,003	111	(302)	0	0	275	(308)	90		341	0		0	34	1,244
of which credit derivatives	819	808	(267)	0	0	71	(226)	40		89	0		0	27	1,361
Short-term borrowings	124	46	(34)	0	0	203	(86)	(4)		(61)	0		0	5	193
Long-term debt	10,098	1,728	(1,209)	0	0	2,818	(2,787)	16		(51)	0		0	347	10,960
of which structured notes over two years	6,189	321	(893)	0	0	1,966	(1,160)	12		(352)	0		0	223	6,306
of which non-recourse liabilities	2,551	1,369	(196)	0	0	438	(1,274)	10		114	0		0	76	3,088
Other liabilities	2,847	31	(131)	62	(280)	1	(58)	(16)		(18)	26		135	77	2,676
of which failed sales	1,160	12	(77)	45	(230)	0	0	(4)		(8)	0		0	38	936
Total liabilities at fair value	18,450	2,829	(2,188)	115	(435)	3,564	(4,056)	120		109	26		135	591	19,260
Net assets/liabilities at fair value	17,079	551	(3,325)	9,828	(10,281)	1,450	1,293	128		(134)	(26)		138	519	17,220
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 90 million primarily related to sub-prime exposures in the residential mortgage-backed securities (RMBS) and commercial mortgage-backed securities (CMBS) businesses and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
6M12	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	0	0		(25)	0		0	7	1,186
Securities received as collateral	193	0	(195)	0	0	0	0	0		0	0		0	2	0
Debt	9,941	1,269	(1,477)	3,338	(5,310)	0	0	28		34	0		0	24	7,847
of which corporates	5,076	479	(665)	2,268	(3,323)	0	0	35		232	0		0	23	4,125
of which RMBS	1,786	517	(545)	477	(999)	0	0	(11)		26	0		0	2	1,253
of which CMBS	1,517	111	(154)	206	(142)	0	0	(5)		(170)	0		0	1	1,364
of which CDO	727	136	(44)	300	(485)	0	0	1		17	0		0	2	654
਎quity	467	287	(39)	198	(446)	0	0	16		(52)	0		0	(2)	429
Derivatives	9,588	912	(1,128)	0	0	701	(1,656)	73		54	0		0	42	8,586
of which interest rate products	2,547	55	(247)	0	0	152	(369)	11		34	0		0	12	2,195
of which equity/index-related products	2,732	396	(459)	0	0	259	(616)	57		(129)	0		0	7	2,247
of which credit derivatives	2,172	455	(328)	0	0	145	(385)	0		22	0		0	10	2,091
Other	2,195	110	(115)	1,239	(1,128)	0	0	(2)		11	0		0	17	2,327
Trading assets	22,191	2,578	(2,759)	4,775	(6,884)	701	(1,656)	115		47	0		0	81	19,189
Investment securities	102	0	0	0	(7)	0	0	0		0	0		0	(3)	92
Equity	6,899	4	(48)	355	(572)	0	0	0		1	0		397	43	7,079
Life finance instruments	1,968	0	0	70	(154)	0	0	0		25	0		0	13	1,922
Other investments	8,867	4	(48)	425	(726)	0	0	0		26	0		397	56	9,001
Loans	6,842	220	(97)	327	(712)	1,779	(1,803)	5		(186)	0		0	25	6,400
of which commercial and industrial loans	4,559	114	(97)	92	(353)	1,095	(1,459)	5		12	0		0	10	3,978
of which financial institutions	2,179	76	0	227	(345)	496	(329)	0		(221)	0		0	10	2,093
Other intangible assets	70	0	0	2	0	0	0	0		0	0		(9)	0	63
Other assets	7,469	1,180	(1,593)	1,513	(1,744)	101	(664)	54		318	0		0	1	6,635
of which loans held-for-sale	6,901	1,155	(1,592)	1,465	(1,662)	101	(665)	53		286	0		0	10	6,052
Total assets at fair value	46,938	3,982	(4,692)	7,042	(10,073)	2,581	(4,123)	174		180	0		388	169	42,566
Liabilities (CHF million)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	193	0	(195)	0	0	0	0	0		0	0		0	2	0
Trading liabilities	7,343	704	(980)	36	(271)	465	(1,282)	41		47	0		0	28	6,131
of which interest rate derivatives	1,588	79	(377)	0	0	63	(67)	23		13	0		0	12	1,334
of which foreign exchange derivatives	2,836	1	(167)	0	0	0	(496)	20		1	0		0	10	2,205
of which equity/index-related derivatives	1,022	62	(109)	0	0	236	(191)	(32)		(99)	0		0	0	889
of which credit derivatives	1,520	520	(313)	0	0	69	(459)	30		(113)	0		0	2	1,256
Short-term borrowings	236	4	(60)	0	0	129	(233)	(6)		9	0		0	(1)	78
Long-term debt	12,715	1,493	(1,654)	0	0	1,438	(2,852)	116		351	0		0	70	11,677
of which structured notes over two years	7,576	657	(852)	0	0	1,039	(1,517)	59		152	0		0	53	7,167
of which non-recourse liabilities	3,585	744	(716)	0	0	173	(1,171)	53		147	0		0	6	2,821
Other liabilities	3,890	131	(46)	273	(668)	1	(219)	(7)		80	0		115	7	3,557
of which failed sales	1,909	72	(19)	266	(661)	0	(46)	0		144	0		0	6	1,671
Total liabilities at fair value	24,377	2,332	(2,935)	309	(939)	2,033	(4,586)	144		487	0		115	106	21,443
Net assets/liabilities at fair value	22,561	1,650	(1,757)	6,733	(9,134)	548	463	30		(307)	0		273	63	21,123
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

64 / 65

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M13				6M12
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(6)	112	106	[1]	(277)	273	(4)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,079)	74	(1,005)		113	313	426
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
end of 6M13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Debt	4,511
of which corporates	2,057
of which	136	Option model	Correlation, in %		(83)	93	15
			Buyback probability, in %	[2]	50	100	61
of which	872	Market comparable	Price, in %		0	136	90
of which	797	Discounted cash flow	Credit spread, in bp		54	650	406
of which RMBS	906	Discounted cash flow	Discount rate, in %		1	38	10
			Prepayment rate, in %		0	26	7
			Default rate, in %		0	25	7
			Loss severity, in %		0	100	39
of which CMBS	306	Discounted cash flow	Capitalization rate, in %		4	12	9
			Discount rate, in %		0	34	15
			Prepayment rate, in %		0	10	7
			Default rate, in %		0	15	4
			Loss severity, in %		0	50	14
of which CDO	865
of which	175	Vendor price	Price, in %		0	138	102
of which	442	Discounted cash flow	Discount rate, in %		3	19	6
			Prepayment rate, in %		0	20	16
			Default rate, in %		1	3	2
			Loss severity, in %		25	50	33
of which	86	Market comparable	Price, in %		84	97	87
Equity	423
of which	191	Market comparable	EBITDA multiple		3	12	8
of which	41	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
Derivatives	6,579
of which interest rate products	1,560	Option model	Correlation, in %		17	100	72
			Prepayment rate, in %		2	45	28
			Volatility, in %		2	31	7
			Volatility skew, in %		(9)	4	(2)
			Credit spread, in bp		21	500	92
of which equity/index-linked products	2,076	Option model	Correlation, in %		(83)	93	15
			Volatility, in %		4	148	30
of which credit derivatives	1,627	Discounted cash flow	Credit spread, in bp		1	2,688	140
			Recovery rate, in %		0	77	25
			Discount rate, in %		0	38	10
			Default rate, in %		0	25	11
			Loss severity, in %		0	100	58
			Correlation, in %		41	97	60
			Prepayment rate, in %		0	25	5
Other	3,000
of which	2,313	Market comparable	Price, in %		0	123	38
of which	553	Discounted cash flow	Market implied life expectancy, in years		4	20	10
Trading assets	14,513
1
Cash instruments are generally presented on a weighted average basis while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 6M13	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Investment securities	319	–		–		–		–		–
Private equity	3,883	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	133	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	2,100
of which private	2,100
of which	650	Discounted cash flow		Credit spread, in bp		963		1,315		1,123
				Contingent probability, in %		50		50		50
of which	963	Market comparable		EBITDA multiple		2		12		8
Life finance instruments	1,713	Discounted cash flow		Market implied life expectancy, in years		1		22		9
Other investments	7,829
Loans	7,149
of which commercial and industrial loans	4,899
of which	4,459	Discounted cash flow		Credit spread, in bp		37		2,527		507
of which	282	Market comparable		Price, in %		0		100		48
of which financial institutions	1,298	Discounted cash flow		Credit spread, in bp		99		920		461
Other intangible assets (mortgage servicing rights)	39	–		–		–		–		–
Other assets	6,631
of which loans held-for-sale	5,842
of which	2,546	Vendor price		Price, in %		1		150		103
of which	796	Discounted cash flow		Credit spread, in bp		110		1,710		522
of which	1,786	Market comparable		Price, in %		0		116		73
Total assets at fair value	36,480
1
Cash instruments are generally presented on a weighted average basis while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Debt	5,830
of which corporates	3,192
of which	754	Option model	Correlation, in %		(87)	97
			Buyback probability, in %	[1]	50	100
of which	797	Market comparable	Price, in %		0	146
of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439
of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50
			Prepayment rate, in %		0	55
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12
			Internal rate of return, in %		9	15
			Discount rate, in %		2	35
			Prepayment rate, in %		0	10
			Default rate, in %		0	40
			Loss severity, in %		0	90
of which CDO	447
of which	193	Vendor price	Price, in %		0	102
of which	123	Discounted cash flow	Discount rate, in %		2	35
			Prepayment rate, in %		0	40
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which	78	Market comaparable	Price, in %		80	93
Equity	485
of which	237	Market comparable	EBITDA multiple		3	12
of which	26	Discounted cash flow	Capitalization rate, in %		7	7
Derivatives	6,650
of which interest rate products	1,859	Option model	Correlation, in %		17	100
			Prepayment rate, in %		2	45
			Volatility, in %		(5)	31
			Credit spread, in bp		34	157
of which equity/index-linked products	1,920	Option model	Correlation, in %		(87)	97
			Volatility, in %		2	157
of which credit derivatives	1,294	Discounted cash flow	Credit spread, in bp		1	5,843
			Recovery rate, in %		0	75
			Discount rate, in %		2	35
			Default rate, in %		0	25
			Loss severity, in %		0	100
			Correlation, in %		30	97
			Prepayment rate, in %		0	40
Other	2,486
of which	1,891	Market comparable	Price, in %		0	103
of which	564	Discounted cash flow	Life expectancy, in years		4	20
Trading assets	15,451
1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2012	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value
CHF million, except where indicated
Investment securities	170	–		–		–		–
Private equity	3,855	–	[1]	–	[1]	–	[1]	–	[1]
Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]
Other equity investments	2,244
of which private	2,245
of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049
				Contingent probability, in %		50		50
of which	903	Market comparable		EBITDA multiple		2		13
Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23
Other investments	8,082
Loans	6,619
of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763
of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888
Other intangible assets (mortgage servicing rights)	43	–		–		–		–
Other assets	5,164
of which loans held-for-sale	4,463
of which	2,031	Vendor price		Price, in %		0		103
of which	328	Discounted cash flow		Credit spread, in bp		20		1,458
of which	2,009	Market comparable		Price, in %		0		115
Total assets at fair value	35,529
1 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 liabilities at fair value
end of 6M13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	62	–	–		–	–	–
Trading liabilities	5,369
of which interest rate derivatives	1,095	Option model	Basis spread, in bp		(21)	211	106
			Correlation, in %		(30)	99	62
			Mean reversion, in %	[2]	3	10	7
			Prepayment rate, in %		5	45	31
of which foreign exchange derivatives	1,312	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		20	32	26
of which equity/index-related derivatives	1,244	Option model	Correlation, in %		(83)	93	15
			Skew, in %		59	129	94
			Volatility, in %		4	148	29
			Buyback probability, in %	[3]	50	100	61
			Gap risk, in %	[4]	0	8	0
of which credit derivatives	1,361	Discounted cash flow	Credit spread, in bp		1	2,688	151
			Discount rate, in %		0	38	10
			Default rate, in %		0	25	11
			Recovery rate, in %		20	77	42
			Loss severity, in %		0	100	58
			Correlation, in %		42	98	46
			Prepayment rate, in %		0	25	3
Short-term borrowings	193	–	–		–	–	–
Long-term debt	10,960
of which structured notes over two years	6,306	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		4	148	29
			Buyback probability, in %	[3]	50	100	61
			Gap risk, in %	[4]	0	8	0
of which non-recourse liabilities	3,088
of which	2,763	Vendor price	Price, in %		0	150	103
of which	262	Market comparable	Price, in %		0	87	7
Other liabilities	2,676
of which failed sales	936
of which	651	Market comparable	Price, in %		0	99	74
of which	263	Discounted cash flow	Credit spread, in bp		175	1,710	965
			Recovery rate, in %		10	10	10
Total liabilities at fair value	19,260
1
Cash instruments are generally presented on a weighted average basis while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Customer deposits	25	–	–		–	–
Trading liabilities	5,356
of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54
			Correlation, in %		17	100
			Mean reversion, in %	[1]	(33)	5
			Prepayment rate, in %		4	45
of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70
			Prepayment rate, in %		4	22
of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97
			Skew, in %		56	128
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	4
of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843
			Discount rate, in %		2	35
			Default rate, in %		0	25
			Recovery rate, in %		0	77
			Loss severity, in %		0	100
			Correlation, in %		0	47
			Prepayment rate, in %		0	40
Short-term borrowings	124	–	–		–	–
Long-term debt	10,098
of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	12
of which non-recourse liabilities	2,551
of which	2,255	Vendor price	Price, in %		0	103
of which	230	Market comparable	Price, in %		0	87
Other liabilities	2,847
of which failed sales	1,160
of which	646	Market comparable	Price, in %		0	100
of which	290	Discounted cash flow	Credit spread, in bp		0	1,532
Total liabilities at fair value	18,450
1 Management's best estimate of the speed at which interest rates will revert to the long-term average.
2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.

Fair value, unfunded commitments and term of redemption conditions
	6M13							2012
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	126		18		144	0		127		38		165	0
Equity funds	29		3,275	[1]	3,304	0		52		3,810	[2]	3,862	0
Equity funds sold short	0		(89)		(89)	0		0		(111)		(111)	0
Total funds held in trading assets and liabilities	155		3,204		3,359	0		179		3,737		3,916	0
Debt funds	40		218		258	22		68		365		433	157
Equity funds	3		32		35	0		3		43		46	0
Others	3		185		188	33		4		152		156	46
Hedge funds	46		435	[3]	481	55		75		560	[4]	635	203
Debt funds	111		0		111	3		97		0		97	17
Equity funds	2,520		0		2,520	593		2,530		0		2,530	723
Real estate funds	406		0		406	134		382		0		382	131
Others	846		0		846	196		846		0		846	198
Private equities	3,883		0		3,883	926		3,855		0		3,855	1,069
Equity method investments	372		0		372	0		385		0		385	0
Total funds held in other investments	4,301		435		4,736	981		4,315		560		4,875	1,272
Total fair value	4,456	[5]	3,639	[6]	8,095	981	[7]	4,494	[5]	4,297	[6]	8,791	1,272	[7]
1
52 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 18 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 18 % is redeemable on a monthly basis with a notice period primarily of less than 30 days and 11 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
57 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 17 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 13 % is redeemable on a monthly basis with a notice period primarily of less than 30 days and 13 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
54 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 23 % is redeemable on demand with a notice period primarily of less than 30 days and 17 % is redeemable on an annual basis with a notice period of more than 60 days .

4
66 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 19 % is redeemable on demand with a notice period primarily of less than 30 days and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 2,169 million and CHF 1,958 million attributable to noncontrolling interests in 6M13 and 2012, respectively.
6 Includes CHF 112 million and CHF 107 million attributable to noncontrolling interests in 6M13 and 2012, respectively.
7 Includes CHF 503 million and CHF 418 million attributable to noncontrolling interests in 6M13 and 2012, respectively.

Nonrecurring fair value changes
end of	6M13	2012
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.4	0.5
of which level 3	0.4	0.5

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	6M13			2012
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	715	3,090	(2,375)	920	3,810	(2,890)
Financial instruments (CHF million)
Interest-bearing deposits with banks	396	391	5	627	615	12
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	99,972	99,602	370	113,664	113,196	468
Loans	19,569	20,469	(900)	20,000	20,278	(278)
Other assets [1]	25,863	31,188	(5,325)	22,060	29,787	(7,727)
Due to banks and customer deposits	(780)	(774)	(6)	(531)	(493)	(38)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(79,443)	(79,373)	(70)	(108,784)	(108,701)	(83)
Short-term borrowings	(5,620)	(5,562)	(58)	(4,513)	(4,339)	(174)
Long-term debt	(63,343)	(64,489)	1,146	(64,774)	(66,434)	1,660
Other liabilities	(2,278)	(3,741)	1,463	(3,683)	(6,186)	2,503
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	6M13		6M12
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Cash and due from banks	0		(12)	[2]
of which related to credit risk	0		(13)
Interest-bearing deposits with banks	4	[1]	0
of which related to credit risk	(2)		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	532	[1]	628	[1]
Other trading assets	0		10	[2]
Other investments	(34)	[2]	26	[2]
of which related to credit risk	0		10
Loans	224	[1]	1	[2]
of which related to credit risk	(107)		259
Other assets	1,128	[1]	1,223	[1]
of which related to credit risk	300		268
Due to banks and customer deposits	13	[2]	4	[2]
of which related to credit risk	(1)		16
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40	[2]	30	[2]
Short-term borrowings	6	[2]	(131)	[2]
Long-term debt	783	[2]	(2,870)	[2]
of which related to credit risk [3]	21		(1,177)
Other liabilities	254	[2]	265	[2]
of which related to credit risk	51		294
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3
Changes in fair value related to credit risk is due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M13 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	73,423	0	72,902	521	73,423
Loans	207,160	0	205,605	4,454	210,059
Other financial assets [1]	154,086	59,834	92,916	1,711	154,461
Financial liabilities
Due to banks and deposits	340,533	199,663	140,769	10	340,442
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,630	0	19,630	0	19,630
Short-term borrowings	15,357	0	15,363	0	15,363
Long-term debt	69,447	0	65,659	4,364	70,023
Other financial liabilities [2]	117,724	0	116,488	1,150	117,638
2012 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69,783	0	69,755	27	69,782
Loans	204,551	0	206,214	4,482	210,696
Other financial assets [1]	133,498	63,519	68,568	1,680	133,767
Financial liabilities
Due to banks and deposits	320,208	193,288	126,798	9	320,095
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939
Short-term borrowings	10,325	0	10,328	0	10,328
Long-term debt	82,223	0	79,032	4,546	83,578
Other financial liabilities [2]	89,275	0	88,035	1,170	89,205
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 27 Assets pledged and collateral
> Refer to “Note 28 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 and to” Note 33 – Assets pledged and collateral” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2012 for further information.

Assets pledged
end of	6M13	2012
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	140,638	145,598
of which encumbered	86,390	90,745

Collateral
end of	6M13	2012
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	387,052	402,784
of which sold or repledged	293,309	292,531

Note 28 Litigation
> Refer to “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q13 for further information.